United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	333-87202

CIRCUS AND ELDORADO JOINT VENTURE SILVER LEGACY CAPITAL CORP.

(Exact name of registrant as specified in its charter)

407 North Virginia Street, Reno, Nevada 89501

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

10 1/8% Mortgage Notes due 2012

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: There are approximately 36 (thirty six) holders of the 10 1/8% Mortgage Notes due 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, Circus and Eldorado Joint Venture and Silver Legacy Capital Corp. have caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

Date:	March 29, 2012	CIRCUS AND ELDORADO JOINT VENTURE

		By:	/s/ Gary L. Carano
Gary L. Carano
Chief Executive Officer

SILVER LEGACY CAPITAL CORP.

		By:	/s/ Gary L. Carano
Gary L. Carano
Chief Executive Officer